Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated February 22, 2016

Relating to Preliminary Prospectus dated July 13, 2015

Registration No. 333-205003

BioCardia, Inc. (the “Company”) has prepared the following posters describing the CardiAMP Autologous Cell Therapy with Companion Diagnostic for the Treatment of Ischemic Systolic Heart Failure and the Early Transendocardial Autologous Bone Marrow Injection of Bone Marrow Derived Mononuclear Cells Following Ischemic Myocardial Events (the Alster – Helix Phase I Study), such posters to be used for presentation on the Company’s website and at certain scientific and business conventions.

The Company has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-624-1179. The above information supplements and updates the information contained in the preliminary prospectus.

To review a filed copy of our current registration statement, click on the following link:

https://www.sec.gov/Archives/edgar/data/1635886/000119312515251337/d892635ds1a.htm

Early Transendocardial Autologous Bone Marrow Injection Of Bone Marrow Derived Mononuclear Cells Following Ischemic Myocardial Events (the Alster—Helix Phase I Study)

Martin W Bergmann1, Christian Heeger2, Kai Jaquet2, Christoph Boosfeld3, Peter Altman3

1 Cardiologicum Hamburg, Hamburg, Germany, 2 Abt. Kardiologie, Ak StGeorg, Hamburg, Germany, 3 BioCardia, San Carlos, CA

Abstract

Background: There has been no clinical experience in an acute setting reported using a fluoroscopically guided system for intramyocardial delivery of cell therapy.

Objectives: To assess safety and efficacy of fluoroscopically guided intramyocardial transendocardial delivery of cell therapy less than 45 days after onset of acute myocardial infarction.

Methods: Patients with symptomatic heart failure following myocardial infarction (NSTEMI, STEMI) received transendocardial application of autologous bone marrow-derived mononuclear cells (BMC) 2-4 weeks after the acute event. A cardiac MRI was mandatory defining areas of less than 5mm wall thickness (no treatment) and of microvascular obstruction (treatment targets).

Results, Patients (n=9) with LV ejection fraction (EF) of 40.1± 8.0% and NYHA Class ?II had autologous bone marrow cell preparation performed on site employing a closed-loop system. Cells delivered were 1.3± 1.3% CD34+, 1.68± 1.58% CD117+, 0.24± 0.16% CD133+, and 0.28± 0.40% CD90+. Each patient received Helix transendocardial injection of BMC into the infarction border zone 28±13 days following successful interventional revascularization. Delivery procedure took 32.1±11.7 minutes to perform 9± 2 deliveries of in total more than 1.5x108 cells/patient around the infarcted zone; There were no treatment emergent adverse events, no MACE, no pericardial effusions, and no arrhythmias in any procedure. Endpoints derived from comparisons of baseline vs. twelve month follow-up showed improvements of NYHA class (2.6±0.5 to 1.3 ± 0.5, p = 0.0002), BNP levels (362.1± 340.4 to 58.9 ± 45.9 ng/l, p = 0.036), and LV EF transthoracic echocardiography measurements (40.1±8.0 to 47.4

± 9.0%, p = 0.02).

Conclusions: Results support that transendocardial intramyocardial injection of BMC using Helix can be used safely in patients with symptomatic heart failure following acute ischemic events.

Background

Heart failure is in need of new therapies aimed at preventing or reversing cardiac remodeling and at enhancing cardiovascular regeneration. This past decade has seen the emergence of protein, gene, and cell therapies to enhance cardiovascular regeneration.

The clinical safety and efficacy of intramyocardial delivery of autologous bone marrow-derived cells for the treatment of ischemic heart failure and chronic myocardial ischemia in twenty-three randomized controlled trials have been recently reviewed by the Cochrane Collaboration and the results are overall positive. Significant clinical benefit with a reduction in both mortality and rehospitalization due to heart failure were observed at long term follow-up in patients with chronic ischemic heart disease and heart failure. Significant improvements in heart failure symptoms measured by New York Heart Association Class (NYHA) and in functional capacity measured by left ventricular ejection fraction (LVEF), left ventricular end systolic volume (LVESV), at short-term and long-term follow-up were also observed.

No trials have been performed in an acute infarct setting using fluoroscopically guided transendocardial delivery due to hypothetical safety concerns that damage to friable myocardium resulting in perforation and tamponade could occur. However, it is well recognized that intramyocardial delivery can be 18 fold as efficient at delivering these cells to the myocardium as an intracoronary delivery route of administration (1).

Methods

Immediately prior to the catheterization procedure, autologous bone marrow was aspirated from the iliac crest, and concentrated as described previously (2). Cell samples were reserved pre and post concentration for measurement of surface markers using flow cytometry to delineate cellular composition with details on lymphocyte, granulocyte, monoctye, CD34+, CD117+, CD133+, and CD90+ progenitor stem cells.

Patients (n=9) with LV ejection fraction (EF) of 40.1± 8.0% and NYHA Class ?II received Helix transendocardial injection of BMC into the infarction border zone 28±13 days following successful interventional revascularization. All patients received a cardiac MRI prior to intervention to determine wall thickness and baseline ejection fraction, which was required to be < 45%.

After the fluoroscopy was positioned at the appropriate magnification, only the C arm was rotated to maintain registration of the anatomy with the screen overlays. In addition to the endocardial border, areas of reduced or absent contraction were demarcated on the overlay and the target area for treatment. Infarct territories with LV wall thickness thinner than specified in the instructions for use for the Helix transendocardial delivery catheter were not be injected.

An 8 French Morph deflectable guide catheter (BioCardia, San Carlos, CA) was connected to the cardiac catheterization manifold with an in-line hemostatic adapter, flushed with heparinized saline solution (2000 units/liter), then inserted through the arterial sheath, and advanced over a 0.035” J-tipped angiographic guidewire to the ascending aorta. The guidewire was advanced to the left ventricle retrograde across the aortic valve; then, the deflectable guiding catheter is advanced over the wire retrograde across the aortic valve and into the left ventricular chamber, aspirated and flushed.

Methods cont’d

Figure 1 (above left) shows intramyocardial engagement with contrast from base of Helix transendocardial biotherapeutic delivery system clearly marking the endocardial border. Helix handle and distal end shown in Figure 2 (above right).

Results

All delivery procedures were performed safely with no adverse events. There were no arrhythmias or pericardial effusions. Delivery procedure took 32.1±11.7 minutes to perform 9± 2 deliveries totaling 150x106 bone marrow mononuclear cells/patient around the infarcted zone. Primary and secondary endpoints were derived from comparisons of baseline vs. twelve month follow-up showing improvements of NYHA class (2.6±0.5 to 1.3 ± 0.5, p = 0.0002), BNP levels (362.1± 340.4 to 58.9 ± 45.9 ng/l, p = 0.036), and LV EF transthoracic echocardiography measurements (40.1±8.0 to 47.4 ± 9.0%, p = 0.086); calculated on an intra-individual basis EF improved by 9.3±2.5%, p=0.054.

NYHA Class

3

2.5

2

1.5

1

Baseline

3 month

6 month

1 year

BNP level (ng/l)

600.0

400.0

200.0

0.0

Baseline

3 month

6 month

1 year

Left ventricular ejection

fraction

(%)

60.0

50.0

40.0

30.0

Baseline

3 month

6 month

1 year

Discussion

Here we show for the first time that fluoroscopically guided intramyocardial delivery can be performed safely in patients with symptomatic heart failure following acute ischemic events. The field has not explored this approach as there has been concern that intramyocardial delivery would be more dangerous in an acute setting due to the remodeling in the myocardium. Although a small series, the nine patients treated here were treated without incident and with compelling clinical results in this small safety cohort.

This work was initiated as recent literature shows us that different delivery approaches and systems can have drastically different efficiencies of delivery. Studies have shown that intramyocardial delivery with a Helix transendocardial delivery system, used in this series, delivers three fold more efficiently than straight needle intramyocardial delivery which in turn is six times more efficient than intracoronary artery delivery (1, 3).

This work supports that intramyocardial cell delivery approach used in small animal studies for this indication, can also be achieved in a minimally invasive fashion clinically. Such continuity of delivery methodology may enhance success of future development endeavors.

This work supports that advantages of targeted and highly efficient intramyocardial delivery that has been used to advance cell therapies in indications of chronic myocardial ischemia and heart failure may also have a role in a setting of acute infarction if the safety profile shown here can be extended to a larger population.

Coronary artery infusion in acute infarction historically has been shown to be safe, but does have complications. An extensive series performed with intracoronary delivery using the stop flow technique reported out on 775 patients treated showing a 1.7% treatment emergent MACE rate, excluding those associated with percutaneous coronary intervention, and a 0.5% mortality rate at 30 days (4).

The enhanced efficiency noted with intramyocardial delivery versus intra coronary artery infusion could be a key factor in enabling a therapy to be effective. Recent results in large trials in a similar clinical setting suggest that a more efficient intramyocardial delivery method could be important in a setting of acute infarction. The PreSERVE AMI trial which used intracoronary artery delivery of CD34+ cells had clearly reduced efficacy at lower doses (5) and might have benefited from an alternative delivery route. Other failed trials using intracoronary artery delivery might also have benefited from a clear assessment of efficiency of delivery with the selected route of administration.

Conclusion

The data suggest transendocardial injection of bone marrow derived progenitor and stem cells using Helix can be performed safely in patients with symptomatic heart failure following acute ischemic events. These data of a well-characterized, small cohort suggest efficiency compared to routine treatment. Further studies are required to confirm this work.

References

(1) Wong Po Foo C , Ikeno F, Altman PA, Rouy DB, Quantifying therapeutic cell retention in the heart to compare three routes of local delivery: Transendocardial Intramyocardial Injection, Transepicardial Intramyocardial Injection, and Intracoronary Artery Infusion, 8th International Conference on Cardiovascular Cell Therapy 2013.

(2) C. Heeger et al; EuroIntervention 2012 ALSTER stem cell trial

(3) Vrtovec B et al; Cell Comparison of Transendocardial and Intracoronary CD34+ Cell Transplantation in Patients With Nonischemic Dilated Cardiomyopathy

(4) Zeiher AM, Safety of the stop-flow technique for intracoronary cell administration: a single-center experience in 775 consecutive procedures, TCT, Miami Beach, October 2012.

(5) Quyyumi AA, PReSERVE AMI, Late Breaking Clinical Trials, American Heart Association 2014.

04453-A MKT

CRT 2016 CI-11

CardiAMP Autologous Cell Therapy with Companion Diagnostic for the Treatment of Ischemic Systolic Heart Failure

Peter Altman,. PhD on Behalf of the CardiAMP Heart Failure Trial Investigators BioCardia, San Carlos, CA

Overview

The CardiAMP Phase III Heart Failure Trial is supported by BioCardia’s preclinical, Phase I, and Phase II clinical studies, as well as by clinical studies sponsored by others that select specific cells from the marrow for similar indications. The trial will test a novel comprehensive solution for autologous progenitor and stem cell therapy that includes the CardiAMP Potency Assay, CardiAMP Cell Separator (CS) point-of-care processing platform, and the Helix transendocardial delivery system. Each of these below in turn.

The CardiAMP Potency Assay is a companion biomarker panel used to identify patients with bone marrow progenitor/stem cells above a certain threshold as an inclusion criteria for the CardiAMP cell therapy. The biomarker panel measures the levels of five proprietary biomarkers which are then used to select patients with a minimum threshold scores based on these biomarkers. A score of 3 or greater is required for inclusion in the CardiAMP Phase III trial. While this will likely exclude a number of patients, selecting patients based on the health of their cells minimizes the concern of patient-to-patient variability in cell output and maximizes the potential of a successful trial. It also provides a foundational quality control measure heretofore rare within autologous cell-based clinical trials.

The CardiAMP CS is a point of care cell processing system that processes the patient’s autologous bone marrow aspirate to concentrate the mononuclear cell population of interest, which have been the starting material for many cell therapy programs. This concentrated mononuclear cell population from the bone marrow contains the cells we are most interested in: CD34+ (hematopoietic progenitor cells), CD133+ (multipotent hematopoietic stem and progenitor cells), and CD271+ (mesenchymal stromal cells).

The Helix transendocardial delivery system to be used in the CardiAMP trial is the most efficient delivery system for the delivery of these cells to the heart muscle due to its unique helical needle that is stable in the beating heart.

CardiAMP cell therapy is the first cardiac cell therapy to enter pivotal trials under an investigational device exemption. It is the first cell therapy trial to receive approval for reimbursement from the Centers for Medicare and Medicaid Services (“CMS”) under its IDE. It is the first cardiac cell therapy to utilize a companion diagnostic. It is also expected to be the first cardiac cell therapy to enter a pivotal trial which may be sufficient to support product registration after completing a placebo controlled Phase II trial.

Hypothesis

Demonstrate treatment superiority in subjects treated using the CardiAMP cell therapy (Treatment Group) showing a statistically significant improvement in Six Minute Walk Distance (6MWD) compared to subjects undergoing a sham procedure, after 12M follow-up.

Secondary hierarchical endpoints include overall survival (non-inferiority), freedom from MACE (non-inferiority), Minnesota Living with Heart Failure Questionnaire, time to first MACE, and survival.

Study Design

Prospective, multi-center, randomized (3 Treatment:2 Sham Control), sham-controlled, patient and evaluator-blinded comparing treatment with the CardiAMP cell therapy to a sham treatment in 250 patients with post myocardial infarction heart failure.

Treatment Group: 150 Subjects treated with Autologous Bone Marrow Mononuclear Cells (ABM MNC) using the CardiAMP cell therapy Sham Figure Control 1 Group: (above 100 left) Subjects shows treated intramyocardial with a Sham Control engagement (no introduction with contrast of the Helix from transendocardial base of Helix delivery transendocardial catheter and no administration biotherapeutic of ABM delivery MNC) system clearly marking Optional the endocardial Roll-in Phase: Maximum border. Helix of 10 subjects handle and distal end shown in Figure 2 (above

Totalright) Number . of Patients: Maximum of 260 subjects

Primary Endpoint

Comparison of change in distance walked in 6-minutes between the subjects treated with the CardiAMP cell therapy and subjects undergoing a sham control procedure, at 12-months follow-up

Secondary Hierarchical Endpoints

1. Overall survival at 12-months, as a non-inferiority outcome

2. Freedom from Major Adverse Cardiac Events at 12-months, as a non-inferiority outcome

3. Change in quality of life as measured by Minnesota Living with Heart Failure at 12-months, as a superiority outcome

4. Time to first MACE at 12-months, as a superiority outcome

5. Overall survival at 12-months, as a superiority outcome

Secondary Endpoints at 12M

1. Survival, at 2 years

2. Heart failure death

3. Treatment-emergent Serious Adverse Event, at 30-days

4. Heart failure hospitalization

5. All-cause hospitalization

6. Days alive out of hospital

7. Freedom from Serious Adverse Events

8. NYHA Functional Class

9. 6MWD repeated measure analysis

10. Echocardiographic measures of change in ejection fraction, left ventricular end systolic and end diastolic volumes, left ventricular end systolic and end diastolic dimensions, mitral regurgitation

11. Technical Success defined as successful delivery of ABM MNC, at the time of the procedure

CardiAMP cell therapy

Point of care cell therapy using companion diagnostic potency assay delivered with Helix™ transendocardial delivery catheter

Biomarker panel qualifies patients (CD34+,

etc)

(000s)

1200

Estimated effective CD34+ cell dosage from leading trials

1000

Positive trial

dosage

800

Negative trial

CardiAMP potency assay

cell

600

CD34+ threshold in HF

400

effective

200

CD34

0

Repair Late Time

TimeAMI

FOCUS HF

BM CMI

Preserve

FOCUS HF

ACT34

CardiAMP CardiAMP CardiAMP

AMI 2006 AMI 2011

2012

2011

2009

AMI 2014

2012

CMI 2011

HF Ph I

HF Ph II

HF Ph III

2011

2013

Modified from Wong et al : International Conference on Cell Therapy for Cardiovascular Disease 2014

Clinical and scientific leadership

Carl Pepine, University of Florida, Gainesville, FL, Amish Raval, University of Wisconsin, Madison, WI

Peter Johnston, Johns Hopkins School of Medicine, Baltimore, MD Jay Traverse, Minneapolis Heart Institute, Minneapolis, MN

Ian McNiece, MD Anderson Cancer Center, Houston, TX

Cell collection of BM cells contain many leading cell types

Potential for broader spectrum paracrine effect

Cell processing in cardiac catheterization laboratory

Cell delivery with Helix system in same procedure

Further Information www.clinicaltrials.gov (NCT02438306)

info@biocardia.com

Caution: Investigational device. Limited by United States law to investigational use

04454-A MKT